Shearman & Sterling llp

RESIDENT PARTNERS LEE EDWARDS ALAN SEEM WRITER’S DIRECT NUMBER: (8610) 6505-7202 WRITER’S EMAIL ADDRESS: alan.seem@shearman.com	CHINA WORLD TOWER II 1 JIANGUOMENWAI DAJIE 100004 BEIJING, CHINA TELEPHONE: (8610) 6505-3399 FACSIMILE: (8610) 6505-1818	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SINGAPORE TOKYO TORONTO WASHINGTON, D.C.
September 9, 2005
VIA EDGAR AND FACSIMILE
Mr. David R. Humphrey
Ms. Amy Geddes
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Brilliance China Automotive Holdings Limited
          Form 20-F for the year ended December 31, 2004
          Commission File Number: 001-11412
Dear Mr. Humphrey and Ms. Geddes:
     Brilliance China Automotive Holdings Limited (together with its subsidiaries, the “Company”) has requested us to respond to the Staff’s comment letter, dated August 26, 2005, relating to the Company’s annual report on Form 20-F for the year ended December 31, 2004 (the “Form 20-F”).
     The Company has responded to all of the Staff’s comments either by (i) providing revised disclosure to comply with the comment in future filings, (ii) providing an explanation if the Company has not so revised the disclosure or (iii) providing supplemental information as requested.
     The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Mr. David R. Humphrey
Ms. Amy Geddes

have been retyped herein in bold for your ease of reference). In addition, attached as Annex A to this letter, is the statement from the Company requested by the Staff.
Item 5, Operating and Financial Review and Prospectus
Liquidity and Capital Resources
Table of Contractual Obligations, page 41
1.	Refer to our previous comment 1. Please revise your intended disclosure to fully explain your method of calculating total interest to be incurred over the life of the convertible bonds and other debt included in your table of contractual obligations. These explanations should include term and interest rate as well as the total interest resulting from such calculation.
In future filings, the Company will revise the table of contractual obligations to include the principal amount of the convertible bonds issued in November 2003 and will also revise the related disclosure to fully explain the method of calculating total interest to be incurred over the term of the convertible bonds and other debt in the form provided below.

	Payment due by period
	(In thousands of Rmb)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Notes payable (1)	5,727,216	5,727,216	—	—	—
Notes payable to affiliated companies (2)	121,162	121,162	—	—	—
Convertible bonds (3)	1,691,922	—	1,691,922	—	—
Financing from BMW Brilliance (4)	91,934	91,934	—	—	—
Operating Lease Obligations (Relating to Offices and Property)	64,561	10,510	8,304	6,536	39,211
Unconditional Purchase Obligations	551,184	551,184	—	—	—

Total	8,247,979	6,502,006	1,700,226	6,536	39,211

Notes:

1.	Approximately Rmb 4.8 billion of the Rmb 5.7 billion notes payable had effective interest rates of 3% to 4%. The remaining 0.9 billion notes payable were interest free.

2.	Notes payable to affiliated companies are non-interest bearing.

3.	Included in the amount is a total accreted redemption premium payable on November 28, 2006 of approximately Rmb 37.6 million. The accreted redemption premium as of December 31, 2004 of approximately Rmb 13.6 million was calculated based on the outstanding principal of the convertible bonds using the effective interest method.

4.	Accrued interest of approximately Rmb 17.3 million was calculated on the outstanding principal using the compound interest method at an effective annual rate of 11.127% on a quarterly basis.

Mr. David R. Humphrey
Ms. Amy Geddes

Item 18. Financial Statements
Consolidated Statements of Cash Flows, pages F-7 and F-8
2.	With respect to the RMB 12,401 of interest payable on convertible bonds shown for 2004, it is unclear why you refer to this interest as “payable” given your disclosure in Note 16, which describes these convertible bonds as Zero Coupon Bonds. Please clarify your disclosures, as appropriate.
In accordance with their terms, the convertible bonds do not bear interest except in the case of a delay in the payment of any sum in respect of the bonds when the bonds become due and payable.
In addition, all or some of the bonds may be redeemed at the option of the holder at 102.27% of their principal amount on November 28, 2006 or upon certain events, such as the change of control of Brilliance China Automotive or the shares of Brilliance China Automotive ceasing to be listed on The Stock Exchange of Hong Kong, the bonds may be redeemed at the option of the holder at 100% of their outstanding principal amount.
Accordingly, the caption of “interest payable” can be better described as “accreted redemption premium” which was calculated based on the outstanding principal of the convertible bonds using the effective interest method so that the carrying value of the bonds equals the redemption price at 102.27% on November 28, 2006. In future filings, the Company will describe such payable as “accreted redemption premium”.
3.	Based on the table in Note 16, it appears that you accrued RMB 1,187 of interest with respect to the Bonds during 2003, and accrued an additional RMB 12,401 of interest during 2004, for a total accrual of RMB 13,588 as of December 31, 2004. However, in your Consolidated Statements of Cash Flows, you show interest of RMB 12,401 for 2004 but no amount for 2003. Please correct or explain this apparent inconsistency.
The “accreted redemption premium” of Rmb 1,187,000 for the year ended December 31, 2003 was considered to be immaterial to the financial results. As a result, it was not separately disclosed.
Note 11 — Property, Plant and Equipment, page F-29
4.	Refer to our previous comment 5. Please revise your intended disclosure to fully explain the facts and circumstances leading to the impairment of fixed assets. Refer to paragraph 26a of SFAS 144.

Mr. David R. Humphrey
Ms. Amy Geddes

In future filings, the disclosure will be revised as follows:
     In 2004, as a result of the change in use — from production to rental — of certain fixed assets of the Company’s minibus and automotive components segment, the Company assessed the recoverability of the carrying value of these long-lived assets, which resulted in impairment losses of approximately Rmb 10 million. These losses reflect the amounts by which the carrying values of these assets exceeded their estimated fair values determined by their estimated discounted future cash flows. The impairment loss was recorded as a component of “Selling, general and administrative expenses” in the Consolidated Statement of Income and Comprehensive Income for that year.
Note 12 — Intangible Assets, page F-36
5.	Refer to our previous comment 6. Please revise your disclosure to include a description of your asset class(es), the total amount assigned to each class (as necessary), and the amount of any significant residual asset value in total and by class (as necessary). Refer to paragraphs 44 a(1) and (2) of SFAS 142.
The Company considers the two components, (a) sedan design rights and (b) components and parts technology rights, as a single class of intangible assets as defined in Statement of Financial Accounting Standards No. 142 Appendix F. Accordingly, the Company has only one class of intangible assets and its total amount has been disclosed in note 12 on page F-30 of the Form 20-F. In addition, the Company has determined that the total residual asset value was not significant.
In future filings, the disclosure of description of the intangible asset class will be revised as follows:
     There was a group of intangible assets that were similar in their use in the operations of the Company as they related to a specific model of Zhonghua sedan. The Company assessed the future economic benefit of this group as a whole based on net future cash flow from the manufacture and sale of that specific model of Zhonghua sedan. Included in the group of intangible assets were primarily:
a. Sedan design rights, which include rights, titles and interests in certain design and engineering agreements and a technical assistance agreement related to Zhonghua sedans; and

b. Components and parts technology rights, which include rights, titles and interests in the design of the components and spare parts for Zhonghua sedans contributed by Shenyang JinBei Automotive Company Limited, a joint venture partner, as capital into Shenyang Brilliance JinBei Automobile Co. Ltd., a subsidiary of the Company in 2003.

Mr. David R. Humphrey
Ms. Amy Geddes

Note 16 — Convertible Bonds, page F-36
6.	Please disclose the interest rate you use to accrue interest with respect to the Bonds, and explain how this interest rate was determined.
As described above, in future filings the accrued interest will be described as “accreted redemption premium”. It was determined using effective interest method so that the carrying value of the bonds equals the redemption price at 102.27%.
7.	Since the Bonds were issued at par and will be redeemed at par at their maturity date in 2008, unless previously converted, redeemed or purchased and cancelled, please tell us how you intend to account for the accrued interest expense as of the maturity date in the event you redeem the Bonds at 100% of their outstanding principal amount on their maturity date in 2008.
In accordance with their terms, all or some of the bonds may be redeemed at the option of the holder at 102.27% of their principal amount on November 28, 2006. Unless previously converted, redeemed, or purchased and cancelled, the bonds will be redeemed at 100% of their outstanding principal amount on November 28, 2008.
If the put expires unexercised on November 28, 2006 and the Company redeems the convertible bonds at 100% of their outstanding principal amount at their maturity date in 2008, the accreted redemption premium will be accreted as a yield adjustment over the remaining 2-year term of the debt.
Note 18 — Notes Payable, page F-37
8.	In light of the significance of your notes payable, which comprise more than half of your total liabilities at December 31, 2004, please expand your disclosure to more fully discuss the terms of these notes payable, including their interest rates, maturity dates, restrictive covenants (if any), and any other pertinent information.
We intend to provide the following information regarding notes payable in future filings:
     As of December 31, 2004, approximately Rmb 4.8 billion of the Rmb 5.7 billion notes payable had effective interest rates of 3% to 4%. The remaining Rmb 0.9 billion notes payable were interest free. All notes payable were repayable within one year, secured by certain short-term bank deposits and notes receivable, and did not contain any restrictive covenants.
* * * * * *

Mr. David R. Humphrey
Ms. Amy Geddes

     You may reach me by telephone at my office in Beijing at (8610) 6505-7202 or on my cell phone at (86 139) 1012-7951. In my absence, please contact Blake Dunlap of our Hong Kong Office at (852) 2978-8019 or on his cell phone at (852) 9052-3388.

Sincerely yours,
/s/ Alan Seem
Alan Seem

cc:	Wu Xiao An
Lin Xiaogang
Zha Jianping
Brilliance China Automotive Holdings Limited

Daniel Lin
Calvin Chiu
Moores Rowland Mazars

Blake Dunlap
Shearman & Sterling LLP

Annex A
Statement of Brilliance China Automotive Holdings Limited
     The undersigned, on behalf of Brilliance China Automotive Holdings Limited (the “Company”), hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Wu Xiao An
	Name:	Wu Xiao An
	Title:	Chairman

By:	/s/ Lin Xiaogang
	Name:	Lin Xiaogang
	Title:	Chief Executive Officer

Date: September 9, 2005